Exhibit 99.2

Management’s Discussion and Analysis
Second Quarter Ended June 30, 2013

This Management’s Discussion and Analysis (“MD&A”) of Baja Mining Corp. and its subsidiaries and associate (“Baja” or the “Company”) provides analysis of the Company’s financial results for the quarter ended June 30, 2013. All financial information included in this MD&A, including comparatives, has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The following information should be read in conjunction with the accompanying unaudited condensed consolidated financial statements for the quarter ended June 30, 2013, and notes to those financial statements, all of which are available on the SEDAR website at www.sedar.com. Financial information is expressed in United States dollars, unless stated otherwise. This MD&A is current as of August 14, 2013.

Caution on forward-looking information

This MD&A contains certain forward-looking statements concerning anticipated developments in Baja’s operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. These forward-looking statements may include statements regarding exploration results, mineral resource estimates, projected liquidity, capital expenditures, available capital resources and the potential availability of short-term and long-term financing, timelines, strategic plans, market prices of base metals or other statements that are not statements of fact. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of Baja may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. Baja’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from Baja’s expectations include: the impact of the loss of control of the Company’s principal asset and related uncertainties regarding decisions on the further development of the Boleo Project (or the “Project”); uncertainties involved in fluctuations in copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results, and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and local groups in the exploration and development of the Project, and the issuance of required permits; uncertainties relating to the Company’s ability to obtain additional financing to fund its working capital needs; uncertainties relating to MMB’s ability to obtain additional financing to fund its current working capital and project completion needs; the uncertainty as to the availability and terms of future financing; the possibility of slowdown in the construction project and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Baja’s Annual Information Form for the year ended December 31, 2012, filed with the Canadian securities regulatory authorities and other information released by Baja and filed with the appropriate regulatory agencies.

Cautionary note concerning reserve and resource estimates

This MD&A and other information released by Baja uses the terms “resources”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Inferred resources are in addition to measured and indicated resources and have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.

Baja is required to comply with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators, which contains rules regarding the public disclosure by an issuer of scientific and technical information concerning its material mineral projects. All reserve and resource estimates contained in this MD&A have been be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. The requirements of NI 43-101 are not the same as those of the SEC; however, reserves reported by Baja in compliance with NI 43-101, also qualify as reserves under the SEC’s standards.

Risk factors

In addition to those risk factors highlighted below, readers should carefully consider the risks and uncertainties described in the Company’s Annual Information Form and Annual Report on Form 20-F for the year ended December 31, 2012, before deciding whether to invest in the common shares of Baja:

MMB remains in an Event of Default and financing uncertainty remains

During the quarter ended June 30, 2012, the Company announced that the cost to construct the Boleo Project could be as high as $1,667 million, which significantly exceeded Minera y Metalurgica del Boleo S.A.P.I. de C.V.’s (“MMB”) available project funding ($1,167 million plus additional cost overrun facilities of $100 million). As MMB was unable to finance the funding shortfall within 60 days, MMB was in an event of default (“Event of Default”) as defined in its senior lending agreements (the “2010 Project Financing”). As of the date of this MD&A, a final agreement has not yet been reached between MMB and the 2010 Project Financing lenders (which no longer includes US EXIM) (the “Remaining Project Finance Lenders”) to reactivate or renegotiate the 2010 Project Financing and, therefore, MMB remains in an Event of Default. The latest standstill agreement expired in May 2013 and, as MMB remains in an Event of Default, the Remaining 2010 Project Financing Lenders may exercise any combination of the following remedies available to the lender group:

  cancelling their total lending commitments available to MMB;

  declaring that all or part of the loans, together with accrued interest, be immediately due and payable;

  declaring that all or part of their loans be payable on demand; and

  exercising any other rights or remedies available to the Remaining 2010 Project Financing Lenders when a default is continuing.

While the Company has been informed by MMB that as of the date of this MD&A, Korea Resource Corporation (“KORES”) and MMB continue to negotiate with the Remaining 2010 Project Financing Lenders to reactivate their lending facilities (the “Remaining 2010 Project Financing”) and to reach agreement on a longer-term standstill arrangement, there can be no assurance that an agreement to reactivate the Remaining 2010 Project Financing will be reached, or a new standstill agreement will be agreed.

The Company may be unable to continue as a going concern and, therefore, may become insolvent and forced to reorganize or liquidate

The Company’s interest in MMB is its principal asset. The Company’s market capitalization has declined to approximately $10 million.

The latest of several standstill agreements with MMB’s senior lenders expired in May 2013. KORES and MMB continue to work with the Remaining 2010 Project Financing Lenders to renegotiate and reactivate the Remaining 2010 Project Financing, while discussions are ongoing between the mining department of MMB, its geotechnical and mining consultants, those representing the Remaining 2010 Project Financing Lenders regarding certain key aspects of the Boleo mine plan on which consensus remains to be established. These parties continue to evaluate

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Baja Mining Corp. MD&A Quarter ended June 30, 2013

methods to optimize the underground mining, and the level of underground production compared to open-pit, the outcome of which may influence mining costs and economics of the Boleo Project.

On July 30, 2013, KORES completed the Phase II funding requirement of $443.4 million (the “Phase II Funding Requirement”). Should KORES not continue to fund the construction of the Boleo Project to completion in the event that the Phase II Funding Requirement is not sufficient, or an agreement is not reached with the Remaining 2010 Project Financing Lenders, this could result in the shutdown of the Boleo Project and the insolvency of MMB. Should MMB deplete its available funds, it may be forced to implement an orderly shut-down, drawing upon $20 million maintained by it in a restricted intermediary cash account for this purpose. As the Company has provided a proportionate (70%) guarantee in respect of the 2010 Project Financing and a proportionate (70%) economic completion guarantee, the insolvency of MMB would result in the Remaining 2010 Project Financing Lenders calling on the guarantees, which would result in the insolvency of the Company. As at June 30, 2013, MMB had drawn $232.4 million against the 2010 Project Financing (see “MMB debt guarantees”).

Critical factors, amongst others, impacting the likelihood of any demand arising under the senior borrowing guarantee and, therefore, the Company’s ability to continue as a going concern, include the following: (i) the continued funding to the Boleo Project by the Consortium or KORES; (ii) the continued support of the Remaining 2010 Project Financing Lenders in choosing not to exercise any further remedies available to them under the Event of Default; (iii) the agreement on a new standstill agreement and/or the reinstatement or replacement of the Remaining 2010 Project Financing; (iv) the completion of development of the Boleo Project; and (v) establishing profitable operations.

In addition, should the Company be required to repay to the Consortium the refundable manganese deposit liability of $10 million, it currently has insufficient funds available to settle this liability (see note 6 in the Company’s Condensed Interim Consolidated Financial Statements – Unaudited for the year ended June 30, 2013).

The success of these factors above cannot be assured and, accordingly, there is substantial doubt about the Company's ability to continue as a going concern.

Due to the nature of its business, MMB may be subject to numerous audits from the Mexican tax authorities, claims, lawsuits and other proceedings in the ordinary course of its business. There can be no assurance that such matters will not have a material adverse effect on MMB’s business, and therefore have a material adverse impact on the Company.

Summarized financial results

(USD thousands unless otherwise noted)	June 30 2013	December 31 2012 (1)

Cash and cash equivalents	3,389	5,562

Working capital deficit	(3,592)	(85)

Loans receivable(2)	17,905	-

Investment in associate(2)	-	43,694

Senior debt(3)	-	-

Subordinated debt(4)	(10,000)	(10,000)

1) Upon the loss of control of MMB on August 27, 2012, the Company no longer consolidates the assets and liabilities of MMB.
2) Following the loss of significant influence over MMB, the Company’s investment in MMB is carried as shareholder loans receivable.
3) Balances drawn by MMB under the 2010 Project Financing (including accrued interest) as at June 30, 2013, are $232.4 million. The Company has provided a guarantee in respect of 70% of MMB’s senior debt.
4) Manganese Refundable Deposit Liability.

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Baja Mining Corp. MD&A Quarter ended June 30, 2013

	Three months ended June 30		Six months ended June 30
(USD thousands unless otherwise noted)	2013	2012	2013	2012

Capital expenditures - property, plant and equipment	-	(75,553)	-	(205,930)
Loss on dilution of interest in associate	(13,975)	-	(31,642)	-
Share of results of associate - income	3,933	-	5,853	-
Loss	(10,724)	(140,516)	(28,313)	(170,716)
Loss attributable to shareholders	(10,724)	(100,946)	(28,313)	(122,290)
Loss per share - basic	(0.03)	(0.30)	(0.08)	(0.36)

Second quarter highlights and recent events

  Minera y Metalurgica del Boleo S.A.P.I. de C.V. (“MMB”) remains in an Event of Default resulting from the cost overruns at the Boleo Project (the “Project”) announced during the quarter ended June 30, 2012;

  The latest standstill agreement expired in May 2013. A further standstill arrangement has not been agreed, but the Company has been informed by KORES and MMB that they continue to work with the Remaining 2010 Project Financing Lenders to renegotiate and reactivate the Remaining 2010 Project Financing and agree to a longer-term standstill arrangement. As of the date of this MD&A, the Remaining 2010 Project Financing Lenders have not exercised their rights and remedies under the 2010 Project Financing, other than the termination of the zero cost collar hedge contracts as detailed below;

  On each of April 4, 2013, and April 18, 2013, KORES contributed $30 million of cash as shareholder loans to MMB, triggering the next pro rata transfers of MMB equity and shareholder loans to KORES. With effect on April 18, 2013, the Company transferred to KORES a further 5.3% equity interest in MMB and $27.3 million in shareholder loans plus accrued interest, reducing the Company’s ownership interest in MMB to 20.9% and the principle balance of its MMB shareholder loans to $170.3 million;

  On May 10, 2013, KORES contributed a further $65 million of cash as shareholder loans to MMB, triggering the second of three pro rata transfers of MMB equity and shareholder loans to KORES. With effect on May 10, 2013, the Company transferred to KORES a further 5.2% equity interest in MMB and $33.6 million in shareholder loans plus accrued interest, reducing the Company’s ownership interest in MMB to 15.7% and the principal balance of its shareholder loans to MMB to $136.7 million;

  The Company lost significant influence over MMB when its equity interest in MMB dropped below 20%, which is estimated to be at April 30, 2013. Upon the loss of significant influence, the Company recognized a loss of $14.0 million, being the difference between the $17.9 million fair value of the retained investment in MMB and the $31.9 million carrying value of the investment in associate at the date when significant influence was lost;

  On July 5 and 30, 2013, KORES contributed a further $26.7 million and $48.1 million, respectively, completing the final tranche of the Phase II funding requirement of $443.4 million (the “Phase II Funding Requirement”) and diluting Baja’s ownership interest in MMB from 15.7% to 10%;

  On June 25, 2013 the Company announced that it had entered in to an option agreement (the “Agreement”) to whereby it can earn up to an 80% interest in Cinto Colorado S. de R.L. de C.V. (“Cinto Colorado”), a private Mexican company. Cinto Colorado’s main asset is a surface lease, which entitles Cinto Colorado to process and/or sell tailings and slag now stored on the lands subject to the lease (the “Lands”). The Lands are situated within Santa Rosalia, Baja California Sur, Mexico, and are adjacent to the existing Boleo Project of MMB. During the quarter the Company incurred exploration and evaluation expenditures of $0.3 million in connection with the Cinto Colorado option;

  During June 2013, the commercial banks party to the MMB’s zero cost collar copper hedging contracts exercised their rights in an Event of Default to terminate the hedge contracts for settlement, and closed out the majority of the hedge position, resulting in net proceeds to MMB of $1.2 million, which was paid out in July

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Baja Mining Corp. MD&A Quarter ended June 30, 2013

  2013. The remaining hedge position was closed out for $nil in July 2013. Under the terms of the 2010 Project Financing, the Company had provided a proportionate guarantee (70%) in respect of MMB’s hedging contracts, which has now been extinguished;

  The Company reported a loss during the quarter ended June 30, 2013 of $10.7 million, including the loss on dilution of interest in associate (MMB) of $14.0 million, partly offset by income of $3.9 million representing the Company’s share of results in associate for the quarter. The Company reported a loss for the quarter ended June 30, 2012, of $140.5 million; and

  On August 14, 2013, the Company announced further delays to the preparation and delivery of the draft summary of the NI 43-101 compliant technical report on the Boleo Project due to the ongoing discussions between the mining department of MMB, its geotechnical and mining consultants and those of the Remaining 2010 Project Financing Lenders regarding certain key aspects of the Boleo mine plan (see “Corporate outlook, Update to Boleo Project technical report”).

Overview

Baja Mining Corp. was incorporated on July 15, 1985, under the Company Act (British Columbia). The Company’s principal asset is its investment in the Boleo Project, a copper-cobalt-zinc-manganese deposit located near Santa Rosalia, Baja California Sur, Mexico. The Project is currently under construction, and surface and underground mining activities have commenced. Baja controlled and operated the Boleo Project up until the change in control of MMB on August 27, 2012. In addition, the Company intends to investigate and potentially pursue alternative project opportunities (see “Cinto Colorado Option Agreement”).

As at June 30, 2013, the Company owned a 15.7% interest in the Project through its wholly owned Luxembourg subsidiary, Baja International S.à r.l., which owns 100% of a Luxembourg subsidiary, Boleo International S.à r.l., which in turn owned 15.7% of the shares of MMB. MMB holds all mineral and property rights in the Project. As at June 30, 2013, the remaining 84.3% of MMB was indirectly owned by members of a Korean consortium (the “Consortium”), comprised of KORES, LS-Nikko Copper Inc., Hyundai Hysco Co. Ltd., SK Networks Co. Ltd., and Iljin Materials Co. Ltd., which acquired an initial 30% interest in June 2008. During the quarter ended June 30, 2013, after giving effect to contributions by KORES, Baja’s interest in MMB was reduced from 26.2% to 20.9% on April 18, 2013, and to 15.7% on May 10, 2013. Subsequent to the quarter end, KORES contributed further funds to MMB completing the Phase II Funding Requirement and reducing the Company’s interest in MMB to 10%. See “Consortium Phase II Funding” for details of this further MMB ownership dilution.

Following the loss of control of MMB on August 27, 2012, the Company is no longer the operator of the Boleo Project and no longer has day-to-day involvement in the management and development of the Project. The Company’s current focus is on addressing outstanding matters relating to the change of control in MMB and considering alternative opportunities for the benefit of its stakeholders.

Event of Default and Standstill Agreement

As at the date of this MD&A, MMB remained in an Event of Default. The Company has been informed by MMB that as of the date of this MD&A, KORES and MMB are working with the Remaining 2010 Project Financing Lenders to renegotiate and reactivate the Remaining 2010 Project Financing. The latest standstill agreement expired in May 2013, and the parties have been working toward agreement on a longer-term standstill arrangement.

The Company has provided a proportionate (70%) guarantee in respect of the 2010 Project Financing and a proportionate (70%) economic completion guarantee. As at June 30, 2013, MMB had drawn $232.4 million against the 2010 Project Financing.

In addition, under the terms of the 2010 Project Financing, the Company has provided a proportionate guarantee (70%) in respect of MMB’s zero cost collar copper hedging contracts. In June 2013, the commercial banks exercised their rights in an Event of Default to terminate the hedge contracts for settlement, and closed out the

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Baja Mining Corp. MD&A Quarter ended June 30, 2013

majority of the hedge position, resulting in net proceeds to MMB of $1.2 million (which were received by MMB in July 2013). As at June 30, 2013, the hedge contracts represented an asset to MMB with a fair value of $0.3 million, which was subsequently closed out for $nil, and effectively extinguishing the Company’s hedge exposure as a guarantor.

Consortium Phase II Funding

Pursuant to receipt of a definitive commitment from KORES on behalf of the Korean Consortium in respect of the Phase II Funding Requirement, as contemplated in the Consortium Financing, the Company agreed to a framework for the transfer of its MMB equity and shareholder loans to a KORES appointed entity based on the pro rata contributions made by KORES and/or the other members of the Korean Consortium toward the Phase II Funding Requirement.

On each of April 4, 2013, and April 18, 2013, KORES contributed $30 million of cash as shareholder loans to MMB, triggering the next pro rata transfers of MMB equity and shareholder loans in accordance with the agreed framework. With effect on April 18, 2013, the Company transferred to KORES a further 5.3% equity interest in MMB and $27.3 million in shareholder loans plus accrued interest, reducing the Company’s ownership interest in MMB to 20.9% and the principal balance of its shareholder loans to MMB to $170.3 million.

On May 10, 2013, KORES contributed a further $65 million of shareholder loans to MMB, triggering the second pro rata transfers of MMB equity and shareholder loans. Five million dollars of the contributed funds was allocated for the satisfaction of the third tranche contribution. With effect on May 10, 2013, the Company transferred to KORES a further 5.2% equity interest in MMB and $33.6 million in shareholder loans plus accrued interest, reducing the Company’s ownership interest in MMB to 15.7% and the principal balance of its shareholder loans to MMB to $136.7 million.

Subsequent to the quarter ended June 30, 2013, on July 5 and 30, 2013, KORES contributed a further $26.7 million and $48.1 million, respectively, completing the final tranche of the Phase II Funding Requirement of $443.4 million and diluting Baja’s ownership interest in MMB from 15.7% to 10%. A further $42.9 million of shareholder loans plus accrued interest was transferred to KORES reducing the principal balance of the Company’s shareholder loans to MMB to $93.8 million.

Consortium Financing and Baja participation rights

Under its July 2012 interim financing agreement with the Korean Consortium (the “Consortium Financing”), Baja has a right to contribute to the Phase II Funding Requirement such amount that would result in it holding up to a maximum 40% interest in MMB. If Baja makes no contribution to the Phase II Funding Requirement, Baja’s interest in MMB will be reduced from 49% to 10%. Baja’s right to contribute to the Phase II Funding Requirement is subject to contributing a minimum of $10 million. Baja may attempt to raise funds for its contribution only through a non-backstopped rights offering to Baja’s shareholders. The Company’s largest shareholder, Mount Kellett, has advised that it does not intend to participate in such a rights offering were it attempted. In addition, if the total funding costs to complete the Boleo Project exceed $1,751 million, and further equity funding is required, Baja must participate on a pro rata basis or Baja’s remaining 10% interest in MMB will be diluted according to a formula to be negotiated.

If Baja exercises its right to contribute, Baja’s interest in MMB will be 10% plus a percentage determined by multiplying 39% (the percentage of MMB represented by 100% of the Phase II Funding Requirement) by a number determined by dividing the amount contributed by Baja to MMB pursuant to the exercise of its Phase II participation right by the total amount of the Phase II Funding Requirement. If Baja fully exercises its Phase II participation right, it would be required to contribute approximately $341 million to retain a maximum 40% interest in MMB.

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Baja Mining Corp. MD&A Quarter ended June 30, 2013

Following the date of filing an updated NI 43-101 compliant technical report on the Boleo Project (the SRK Report), the Company will have 60 days without financial penalties to make such contribution by completing a non-backstopped rights offering to provide it with funds to exercise its Phase II participation right.

Investment in associate and shareholder loans receivable

On February 12, 2013, the Company’s ownership interest in MMB was reduced from 49% to 26.2%. As the investment in MMB continued to be an associate at that time, the Company derecognized the carrying value of the associate proportionate to its 22.8% equity reduction. The resulting loss of $17.7 million was recognized in the Consolidated Statements of Operations during the quarter ended March 31, 2013.

The Company’s ownership interest in MMB was further reduced to 20.9% on April 18, 2013, and to 15.7% on May 10, 2013. The Company lost significant influence over MMB when its equity interest in MMB dropped below 20%, which is estimated to be at April 30, 2013.

Upon the loss of significant influence, the Company recognized in the current quarter a further loss of $14.0 million in the Consolidated Statements of Operations, being the difference between the $17.9 million fair value of the retained investment in MMB and the $31.9 million carrying value of the investment in associate at the date when significant influence was lost.

In approximating a fair value for its retained investment in MMB, management considered that MMB represents the Company’s most significant asset. Therefore, a reliable and verifiable proxy for the fair value attributable to the Company’s investment in MMB as at April 30, 2013, may be determined by the market capitalization of the Company using a volume weighted average share price during the period April 18, 2013 to May 10, 2013 and adjusted for the fair values at April 30, 2013 of the Company’s other assets and liabilities. This method results in an estimated fair value of $17.9 million for the Company’s interest in MMB as of April 30, 2013.

The Company’s investment in MMB is a combination of shares in common stock and shareholder loans receivable. Upon loss of significant influence, 100% of the fair value of the Company’s retained interest in MMB was allocated to shareholder loans receivable, resulting in a nil value allocated to the equity investment in MMB as shown below.

Investment in associate
USD ‘000s
Balance – December 31, 2012	43,694
Share of results in associate	5,853
Reduction from dilution of investment in associate	(31,642)
Transfer to shareholder loans receivable	(17,905)

Balance –June 30, 2013	-

Shareholder loans receivable
USD ‘000s
Balance – December 31, 2012	-
Transfer from investment in associate	17,905

Balance –June 30, 2013	17,905

The principal balance of the shareholder loans to MMB is $136.7 million as of June 30, 2013. Subsequent to June 30, 2013, the principal balance was further reduced to $93.8 million when the Company’s ownership in MMB reduced to 10%. (See “Consortium Phase II Funding”). It is management’s judgement that the initial fair value of $17.9 million incorporated the expectation that the shareholder loan balance would be reduced to $93.8 million, and therefore no further adjustment will be required to the carrying value of the loan receivable when the actual final loan principal transfer is completed on July 30, 2013.

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Baja Mining Corp. MD&A Quarter ended June 30, 2013

Subsequent to the initial recognition, the shareholder loans receivable is to be measured at amortized cost using the effective interest method and accreted to the face value of $93.8 million over the remaining term of the loans, which mature on September 7, 2020.

Management considered the going concern uncertainties for MMB as described note 1 to the Condensed Interim Consolidated Financial Statements, and concluded that no interest income from these shareholder loans should be recognized during the period ended June 30, 2013.

Legal proceedings

Following the emergence of the Boleo Project forecast cost overruns, various legal actions were launched against the Company. With the exception of the following matters described below, management does not consider any of these actions to be material and all were resolved prior to December 31, 2012.

In April 2012, Louis Dreyfus Commodities Metals Suisse S.A (“Louis Dreyfus”) filed a Request for Arbitration with the London Court of International Arbitration, seeking a declaration that the Louis Dreyfus cost overrun facility is terminated. As part of the arbitration, Louis Dreyfus claimed an unspecified amount of damages against the Company for breach of the cost overrun facility but has now withdrawn that claim. The commencement of the Arbitration was followed by litigation commenced by Louis Dreyfus in the Supreme Court of British Columbia, seeking an independent investigation of the forecasted cost overruns to the Boleo Project and the Company's disclosure thereof, as well as the removal of officers and directors which it says share responsibility for Baja's alleged failure to make timely disclosure of the forecasted cost overruns. The Company applied to stay the Supreme Court proceedings and, on August 13, 2012, a stay was granted. The stay of the Supreme Court proceedings will remain in place while the arbitration tribunal in the Arbitration decides whether it has jurisdiction to consider the claims raised in the litigation and, if it accepts jurisdiction, while it hears such matters. Following the stay being granted, Louis Dreyfus amended its claim in the Arbitration to include the relief it sought in the Supreme Court and in addition, sought an order that Baja pay an unspecified amount of damages to Louis Dreyfus for unlawful oppression of Louis Dreyfus contrary to section 227 of the British Columbia Business Corporations Act. Louis Dreyfus also seeks an order that Baja pay all costs and expenses, including legal costs and arbitral expenses, incurred by Louis Dreyfus in connection with preparation and conduct of the arbitration. The arbitration hearing has recently been postponed from November 4-8 and 11-13, 2013, to April 28-May 9, 2014.

In July 2012, a shareholder of the Company commenced a class action lawsuit under the Class Proceedings Act (Ontario) against the Company and certain of its present and former directors and officers. Among other reliefs, the petitioner seeks:

  a declaration that the defendants made misrepresentations with respect to the costs of the Boleo project contrary to the Securities Act (Ontario) during a class period extending from November 1, 2010 to April 23, 2012, and that they conspired with each other and with others in doing so;

  general and special damages in the amount of Cdn$250 million;

  punitive damages in the amount of Cdn$10 million; and

  interest, legal costs and costs of notice to class members and administration of a plan of distribution.

The class has not been certified and leave has not yet been granted to proceed with certain claims under the Securities Act. Accordingly, the Company has not accrued any provision for this class action suit as of June 30, 2013.

The Company intends to defend itself, and has engaged various legal counsels to advise and assist the Company in its defense against these and any other legal proceedings that may arise.

Due to the nature of its business, the Company may be subject to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on the Company’s business.

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Baja Mining Corp. MD&A Quarter ended June 30, 2013

Corporate outlook

The Company’s current focus is on addressing outstanding matters relating to the change of control of MMB and the Boleo Project and its restructuring so as to minimize potential risks and maximize potential value for the Company and its shareholders. In addition, the Company intends to investigate and potentially pursue alternative project opportunities, including the Cinto Colorado project (see “Cinto Colorado Option Agreement”).

Update to Boleo Project technical report

On June 25, 2013, the Company announced that it had been advised by SRK Consulting Inc. that a first draft of the updated NI 43-101 compliant report that it is currently preparing on the Boleo Project for Baja (the “Updated Boleo Technical Report”) was expected to be ready sometime in July 2013. However, on August 14, 2013, the Company announced that SRK had advised it that it is unable to provide the Company with a first draft of the Updated Boleo Technical Report as previously anticipated due to the ongoing discussions between the mining department of MMB, its geotechnical and mining consultants and those of the Remaining 2010 Project Financing Lenders regarding certain key aspects of the Boleo mine plan on which consensus remains to be established. These parties continue to evaluate methods to optimize the underground mining and the level of underground production compared to open-pit, the outcome of which may influence mining costs and project economics.

Accordingly, the Company has instructed SRK to suspend any further work on the Updated Boleo Technical Report for the time being, pending resolution of the complex matters relating to the mine plan. The Company is unable to provide any guidance regarding the timing of the completion of the Updated Boleo Technical Report, but will provide a further update as additional information becomes available.

The Company will disclose the findings of the summary of the Updated Boleo Technical Report in a news release when it becomes available and has been reviewed by the Company. Subsequently, SRK will deliver and the Company will file the final Updated Boleo Technical Report within 45 days of that announcement. Under the terms of the Consortium Financing, upon filing the SRK Report on SEDAR, the Company will have 60 days without financial penalty to complete a non-backstopped rights offering to provide it with funds to exercise its Phase II participation right. The Company’s largest shareholder, Mount Kellett, has advised the Company that it does not intend to participate in such rights offering and, at this time, management believes that a non-backstopped rights offering is unlikely to be supported by shareholders.

Management expects that once the estimated value of the Boleo Project is determined based on the summary of the Updated Boleo Technical Report, it should be in a position to better evaluate its strategic options for its remaining interest in MMB.

Cinto Colorado Option Agreement

On June 25, 2013, the Company announced that it has entered into an option agreement (the “Agreement”) whereby it can earn up to an 80% interest in Cinto Colorado S. de R.L. de C.V. (“Cinto”), a private Mexican company. Cinto’s main asset is a surface lease (the “Lease”) which entitles Cinto to process and/or sell tailings and slag now stored on the lands (the “Lands”) subject to the Lease. Baja’s preliminary due diligence review indicates the tailings and slag contain significant residual copper and cobalt.

The Lands are situated within Santa Rosalia, Baja California Sur, Mexico, and are adjacent to the existing Boleo Project of Minera y Metalúrgica del Boleo, S.A.P.I. de C.V. (“MMB”). Baja has a significant knowledge base in this area as it already owns a 10% interest in MMB and was a prior operator of MMB. However, Cinto and MMB and their respective projects are not related.

Under the Agreement, for Baja to exercise its right to acquire the interest in Cinto it is required to:

  Pay $72 thousand to Cinto (already paid);

  Deliver an NI 43-101 compliant Preliminary Feasibility Study (“PFS”), on or before October 27, 2013, subject to a 90-day extension;

9
Baja Mining Corp. MD&A Quarter ended June 30, 2013

  Deliver an NI 43-101 compliant Definitive Feasibility Study (“DFS”) on or before eight months following the delivery of the PFS; and

  If needed, complete a financing on or before six months following the delivery of the DFS, equal to the minimum amount estimated in the DFS needed to implement the DFS’ recommendations.

It is anticipated that as part of the PFS, the Company will evaluate production and marketing alternatives, with the goal of identifying the most economical and lowest risk alternative for development of the project. Baja has commenced work to conclude legal due diligence pertaining to title, licenses and environmental issues.

During the six month period ended June 30, 2013, the Company incurred the following expenditures in connection with the Cinto Colorado option:

	Three and six months ended
		June 30,
	2013	2012
(USD ‘000s)
Option agreement – cash payments	72	-
Legal and environmental due diligence	99	-
Metallurgy, operations engineering and design	101	-
Travel	12	-

	284	-

Boleo Project development activities

The following description of the Boleo Project is based in part upon information set out in the March 2010 Technical Report on the Project, which is available on the Company’s website or on www.sedar.com (the “March 2010 Technical Report”). The Company awaits receipt of the Updated Boleo Technical Report which will supersede the March 2010 Technical Report. Readers are cautioned that information regarding the Boleo Project in the Updated Boleo Technical Report may differ significantly from the information contained in the March 2010 Report and its existing public disclosure.

Information presented in the sections “Overview”, “Construction of Boleo” and “Surface and underground mining” below is based on or derived from information provided to the Company by MMB. The Company ceased to control MMB or be the operator of the Boleo Project following completion of the Phase I funding on August 27, 2012. Readers are cautioned that while the Company has no reason to believe that the information provided to it by MMB and reflected therein is not materially correct, it has not independently verified the accuracy or completeness of such information and must rely on MMB for the provision of such information.

Boleo is located on the east coast of Baja California Sur, Mexico, near the town of Santa Rosalia, some 900 kilometers south of San Diego, California. The deposit contains seven mineralized seams, called “mantos”, stacked within a single formation, all dipping gently to the east towards the Sea of Cortez in a step-like fashion, due to post depositional faulting.

The Project consists of roughly 21,000 hectares of mineral concessions and 7,000 hectares of surface occupancy rights, each assembled as part of a contiguous titled block. The Project is located within the “buffer zone” of the El Vizcaíno Biosphere (“El Vizcaíno”), a Mexican National environmental reserve; and the required Environmental Impact Manifest has been approved by Mexican authorities, allowing the Project to be built and operated in the buffer zone of El Vizcaíno.

As set out in or derived from the March 2010 Technical Report, the plant at that time was expected to produce, on average, 125 million pounds of copper per year for the first 6 years from ore supplied at an average grade above 2%, and an average of 84 million pounds of copper per year at an average ore grade of 1.33% for the scheduled mine life of 23 years. The above figures are subject to change as a result of the revised mine plan currently being developed by MMB.

10
Baja Mining Corp. MD&A Quarter ended June 30, 2013

Overview

The MMB Board has approved a revised project budget of $1.795 billion. Construction progress, which had remained below planned targets improved by the end of May 2013, as gains have been achieved in all construction areas, including piping and electrical. Bulk material availability on site had been a contributing factor in respect of delayed starts for piping and electrical contractors but is no longer a factor. In addition, hiring improvements have helped to partly address the impact of the limited availability of qualified tradesmen on site. MMB operations has made significant progress in activating staffing, training, long-term contracting and advance development of the MMB departments, which has yielded better productivity during the quarter.

At the end of June 2013, 3,630 individuals were working on the Boleo Project, representing an increase of 817, or 29%, during the quarter. The staffing shortfall has been attributed to the location of the Project, availability of workers across Mexico and uncompetitive pay scales.

At the end of June 2013, the total project commitments reached $1.421 billion, representing almost 80% of total expected cost, and total project spending to date was $1.307 billion.

ICAF working in conjunction with MMB have produced an updated project schedule. At this time, the schedules are still showing production of copper in February 2014. However there continues to be considerable pressure on the schedule but MMB management believes that all parties are fully engaged to mitigate any slippages as much as possible, including shifting some of the activities to a night shift. Mechanical completion of the cobalt zinc circuits is scheduled for the end of April 2014 with production commencing in June 2014.

Construction of Boleo

Based on information provided by MMB, construction activities continued to progress positively during the second quarter of 2013, and at the end of June 2013 the overall construction progress was measured at 72.8%,. ICAF continued to provide construction management services under the EPCM contract during the quarter and engineering efforts by ICAF and the vertical vendors are now substantially complete with the exception of area 32, which is waiting for final drawings expected in late July or August from a vendor for the zinc sulphate monohydrate crystallizer production unit.

Field contractor levels have now approached their peak levels and efforts to bring new contractors to site who have project craftsmen available to them has helped to make up for staffing level shortfalls. Staffing numbers continued to grow during the quarter but not to required levels. Some of the civil crews that are completing their work are being converted to assist in the piping and electrical areas to assist with the pulling of all of the cable that is now available.

On reviewing the progress curves and available manpower, the piping and electrical efforts are the most critical areas required to finish on schedule. The civil work for the tailings dam has been completed by the main contractor with minor piping and electrical work to be completed by other contractors. Concrete work is expected to slow down in July with substantial completion in August 2013.

Surface and underground mining

During the quarter, the mining group increased to 259 total employees, representing an increase of 35 or 16%. The surface mine department has 136 employees, the underground (“UG”) mine department has 99 personnel and the technical services department has 24 personnel. However, the challenge to sourcing of experienced underground mining supervisors and maintenance workers to the Project continues.

For the six months ended June 30, 2013, the surface mining has achieved 80.7% of both their ore mining and waste moving targets. For the project to date, there has been a total of 1.1 million tonnes of ore added to the stockpiles, with 0.4 million of those tonnes added in June 2013.

The surface mining group continued to expose mineral with overburden production from OC3010N, OC3010S, OC3040, OC3050N, 3050S, OC3070 and Sugar Pot areas. During the quarter, high and medium grade mineral

11
Baja Mining Corp. MD&A Quarter ended June 30, 2013

was removed from OC3040, OC3050S, OC3050N,OC3010N, OC3010S, and OC3070 and placed in the MMF Stockpile.

The fleet of haulage trucks continues to have reliability issues that hamper productivity in surface mining. Contributing to this was the high priority work to prepare new portal locations at M303S and to remove mineral in advance of the contractor.

For the six months ended June 30, 2013, the underground mining has achieved 21.8% of their target due to the late start of the underground mining contractor and the unreliability of the Dosco underground miners. However, the roof support time requirements and geological conditions remained the largest factors in the lower rates of production.

The underground mining continued to advance in mine M303 toward the Manto 3 level on all fronts. In M303, mine entry 1 continued to advance downward the Manto 3 level to access the demonstration area for retreat mining. In April 2013, entries 1, 2 and 3 and crosscuts were advanced in the south submain in preparation for the future contract miner operations. All entries at the south submain are at Manto 3 level. Significant floor heave continued in the area of the M303 main and submain intersections, requiring grading and floor removal to restore vertical operating space. M303S was advanced during June 2013 with three entries at the Manto 3 level.

Modest advances were also reported in M302. Portal canopies were established at entries 1, 2 and 3.

The performance and reliability of the continuous miners continues to affect overall mine performance. MMB’s mine management continues to work with the supplier to correct continuous miner performance and availability. This includes modifications to the equipment.

Mine engineering during the quarter focused on a number of ongoing mine design issues in support of both surface and underground mining operations, including the new M303S portal location and mine design, M302 mine set up and design of the new M309. In addition, mine engineering continued support of the Sugar Pot South surface mine design and operations, reviewed plans for the new Sugar Pot North and West surface mines. Development of new stockpile areas proceeded.

Selected Annual Information
	2012	2011	2010
	USD’000s	USD’000s	USD’000s

(Loss) Income for the year attributable to shareholders of the Company	(270,273)	11,512	(69,580)
Earnings (loss) per share
- Basic	(0.79)	0.03	(0.41)
- Diluted	(0.79)	0.03	(0.41)
Total assets	54,376	766,984	391,230
Net working capital (deficit)	(85)	(159,733)	37,288
Total non-current financial liabilities	(1,072)	(258,713)	(148,176)

(1)

The Company’s annual financial results as at and for the years ended December 31, 2012, 2011 and 2010 have been prepared in accordance with IFRS. The Company’s presentation currency is USD. The functional currency of Baja Mining Corp. is the Canadian dollar, the functional currency of Baja International, S.à r.l. and Boleo International, S.à r.l and MMB is the US dollar, while the functional currency of MMB’s subsidiaries Desarrollos y Servicios Costeros, S.A. de C.V. and Servicios y Desarrollos Meseta Central, S.A. de C.V. is the Mexican Peso. MMB was deconsolidated on August 27, 2012.

The increase in total assets from 2010 to 2011 is consistent with the stage of development and construction of the Boleo Project. The Company completed project financing for the Boleo Project during 2010, which led to an increase in total assets as the Company was able to focus on the development of the Project. The increase in total non-current financial liabilities is the result of completing project financing during 2010.

12
Baja Mining Corp. MD&A Quarter ended June 30, 2013

The Company continued with strategic development initiatives into 2010, and ramped up its mine development activities through 2011, with operating costs increased in support thereof. During 2010, the Company recorded significant non-cash adjustments through the statement of operations related to the measurement of the refundable deposit liability and fair value adjustment on derivative liabilities recognized by the Company on the hedge instruments entered into during December 2010, which represent the primary reasons for the significant increase in loss in 2010. In Q4 2011, the Company commenced to draw on its 2010 Project Financing as construction at the Boleo Project advanced. The income reported in 2011 was attributable to a large fair value adjustment gain on MMB’s zero cost collar copper hedge contracts due to a reduction in forward copper prices during the year.

The significant loss attributable to shareholders and the decrease in total assets and total non-current liabilities in 2012 reflects the deconsolidation of MMB during the year.

Review of operating results

Comparison of the three-month period ended June 30, 2013, to the three-month period ended June 30, 2012

For the three-month period ended June 30, 2013 (“Q2 2013”), the Company recorded a loss attributed to its shareholders of $10.7 million or $0.03 per share (basic) as compared to a loss attributed to its shareholders of $100.9 million or $0.30 per share (basic) for the same period in 2012 (“Q2 2012”). The decrease in the loss relative to Q2 2012 reflects: i) the reduced level of MMB losses attributable to the Company’s results in Q2 2013, reflecting the Company’s lower percentage ownership in MMB; and ii) the significant impairments recorded by MMB in Q2 2012 following identification of the cost overrun.

Operating expenses during the quarter ended June 30, 2013, were $1.1 million compared to $194.0 million for Q2 2012. A summary of the most significant differences is provided below:

  Wages: $0.2 million ($2.0 million in Q2 2012) – the decrease relative to Q2 2012 reflects the savings of work force reductions following the announcement of the cost overrun in April 2012, and the elimination of MMB wages previously consolidated in Q2 2012;

  Professional and consulting fees: $0.3 million ($1.1 million in Q2 2012) – the fees in Q2 2013 include net legal costs incurred in relation to the defence against certain legal actions. The decrease relative to Q2 2012 reflects legal and financial fees incurred in Q2 2012 relating to the cost overrun and search for potential financing sources, and the elimination of MMB professional and consulting fees consolidated in Q2 2012;

  Management and director fees: $0.1 million ($1.1 million in Q2 2012) – the decrease relative to Q2 2012 reflects a 50% reduction in the fees paid to the CEO beginning in May 2013 and $0.9 million paid as severance to the former CEO in Q2 2012.

  Shareholder information: $nil ($0.3 million in Q2 2012) – the cost in Q2 2013 reflect costs related to the annual general and special meeting held in June 2013. The decrease relative to Q2 2012 reflects investor relations activity in Q2 2012 and costs incurred by the Company related to the proxy contest requisitioned by Mount Kellett Master Fund II A LP (“Mount Kellett”) and the Company’s annual and general meeting;

  Office and administration: $0.1 million ($0.8 million in Q2 2012) – the decrease relative to Q2 2012 is the result of the downsizing of operations during 2012, the relocation of the Company’s Vancouver head office in December 2012 to smaller office premises, and the elimination of MMB office costs consolidated in Q2 2012;

  Stock-based compensation: $nil ($0.1 million recovery in Q2 2012) – The Company did not grant any options during Q2 2013, and the last remaining unvested option grants were fully vested in the current quarter.

  Exploration and evaluation expenditures: $0.3m (nil in Q2 2012) – The Company incurred expenditures in connection with entering into the Cinto Colorado option agreement and related due diligence.

13
Baja Mining Corp. MD&A Quarter ended June 30, 2013

  Impairments: $nil ($188.1million in Q2 2012) – in Q2 2012 the Company recorded the following impairments related to MMB: (i) $171.2 million impairment on property, plant and equipment as the Company identified a significant forecasted cost overrun on the Boleo Project, which subsequently led to a significant decline in the Company’s market capitalization; (ii) $15.5 million impairment on deferred financing costs given the uncertainty surrounding MMB’s ability to reinstate its senior and subordinated debt facilities, and (iii) $1.4 million impairment on previously recognized stockpile inventory.

Other items

  Foreign exchange gain: $0.7 million ($1.5 million in Q2 2012) – during Q2 2013, the Canadian dollar weakened against the US dollar. The foreign exchange gains and losses are primarily a result of Baja’s (Canadian functional currency) US dollar based investment in the MMB. The level of the gain in Q2
  2013 is reduced by the lower carrying value of the Company’s investment in MMB relative to Q2 2012;

  Loss on dilution of interest in associate: $14.0 million ($nil in Q2 2012) – the Company recognized a further loss at the date of loss of significant influence over MMB, being the difference between the $17.9 million fair value of the retained investment and the $31.9 million carrying value;

  Share of results in associate: income of $3.9 million ($nil in Q2 2012) – the Company recognized its proportionate share of MMB income in Q2 2013 up until April 30, 2013, the date at which it is estimated the Company lost significant influence over MMB. MMB’s income during Q2 2013 for the period up to the date of the loss of significant influence is substantially attributable to a fair value adjustment gain on MMB’s zero cost collar copper hedge contracts;

  Fair value gain / loss related to derivative instruments: $nil (gain of $53.1 million in Q2 2012) – the Company recognized fair value adjustments on its derivative contracts as follows:

o

$nil on its purchase put option related to the Company’s equity cost overrun facility, which was a gain of $0.1 million in Q2 2012. During Q4 2012, the commercial banks party to the 2010 Project Financing exercised their right to terminate the $50 million cost overrun facility. As such, a draw on the Louis Dreyfus cost overrun facility does not appear to be possible, and therefore management determined that the value of the Louis Dreyfus put option should be reduced to $nil as of December 31, 2012;

o

As the Company no longer consolidates MMB, during the quarter it did not recognize any fair value adjustments relating to MMB’s: (i) zero cost collar copper hedge contracts ($33.2 million gain in Q2 2012); (ii) mandatory prepayment derivative liability related to MMB’s Baja funding loan ($6.2 million gain in Q2 2012); or (iii) mandatory prepayment derivative liability related to MMB’s US EXIM loan terminated in November 2012 ($13.3 million gain in Q2 2012).

  Tax expense: $0.2 million tax expense ($0.6 million in Q2 2012) – the lower tax expense reflects the withholding tax liability incurred on interest to be received on the lower balance of MMB shareholder loans due to the Company, which is reset pro rata to changes in the Company’s ownership interest in
  MMB.

Comparison of the six-month period ended June 30, 2013, to the six-month period ended June 30, 2012

For the six-month period ended June 30, 2013 (“6M 2013”), the Company recorded a loss attributed to its shareholders of $28.3 million or $0.08 per share (basic) as compared to a loss attributed to its shareholders of $122.3 million or $0.36 per share (basic) for the same period in 2012 (“6M 2012”). The decrease in the loss relative to 6M 2012 reflects: i) the reduced level of MMB losses attributable to the Company’s results in 6M 2013, reflecting the Company’s lower percentage ownership in MMB; and ii) the significant impairments recorded by MMB following identification of the cost overrun in Q2 2012.

14
Baja Mining Corp. MD&A Quarter ended June 30, 2013

Operating expenses during 6M 2013 were $3.3 million compared to $199.7 million in 6M 2012. A summary of the most significant differences are discussed below:

  Wages: $1.3 million ($3.2 million in 6M 2012) – the decrease in wages in 6M 2013 compared to 6M 2012 reflects the savings from work force reductions following the announcement of the cost overrun in April 2012, and the elimination of MMB wages previously consolidated in 6M 2012 amounting to $1.3 million. The wages for 6M 2013 include severance payments of $0.8 million. Wages in 6M 2012 include discretionary retention payments, which the Board extended to certain individuals who they determined to be critical to the continuation or transition of the Boleo Project, while savings from a reduction in staff levels at the Company’s head office at the end of May 2012 were offset by severance extended to those individuals affected;

  Professional and consulting fees: $0.9 million ($1.5 million in 6M 2012) – the decrease in professional fees reflects higher fees incurred in 6M 2012 relating mainly to; i) MMB costs no longer consolidated in 6m 2013, ii) financial adviser fees in connection with the search for sources of financing following the cost overrun, and iii) higher legal costs in connection with the Company’s efforts to defend itself against the various legal and regulatory proceedings brought against it during the quarter and to assist the Board and its committees with governance matters. The fees in 6M 2013 include net legal costs incurred in relation to the defence against certain legal actions and higher accounting and auditor fees in the period as a greater portion of the prior year accounting and auditor fees were recorded in the fourth quarter of 2011;

  Management and directors fees: $0.4 million ($1.3 million in 6M 2012) – the decrease relative to 6M 2012 reflects lower fees paid to the directors in 6M 2013 given the smaller Board, while the prior year period includes $0.9 million paid as severance to the former CEO;

  Office and administration: $0.3 million ($1.4 million in 6M 2012) – the decrease relative to 6M 2012 is the result of the downsizing of operations during 2012, the relocation of the Company’s Vancouver head office in December 2012 to smaller office premises, and the elimination of MMB office costs consolidated in 6M 2012;

  Shareholder information: $0.1 million ($2.1 million in 6M 2012) – the cost in 6M 2013 reflect costs related to the annual general and special meeting held in June 2013. The higher level of expenditures incurred in 6M 2012 reflects $1.5 million of costs related to a special shareholders meeting requisitioned by Mount Kellett;

  Stock-based compensation: $nil ($0.6 million in 6M 2012) – The Company did not grant any options during 6M 2013, and the last remaining unvested option grants were fully vested in the current quarter;

  Exploration and evaluation expenditures: $0.3m ($nil in 6M 2012) – The Company incurred expenditures in connection with entering into the Cinto Colorado option agreement and related due diligence.

  Impairments: $nil ($188.1 million in 6M 2012) – as detailed in “Comparison of the three-month period ended June 30, 2013 to the three-month period ended June 30, 2012”.

Other items

  Foreign exchange gain: $1.3 million (loss of $0.8 million in 6M 2012) – during 6M 2013, the Canadian dollar weakened against the US dollar, while during 6M 2012 the Canadian dollar remained close to par against the US dollar during the period. The foreign exchange loss is primarily a result of Baja’s (Canadian functional currency) US dollar based investment in the Project. The level of the gain in 6M
  2013 is reduced by the lower carrying value of the Company’s investment in MMB relative to 6M 2012;

  Loss on dilution of interest in associate: $31.6 million ($nil in 6M 2012) – the Company recognized a dilution loss of $17.7 million in the quarter ended March 31, 2013 on the decrease in the MMB equity ownership from 49% top 26.2%, and recognized a further loss of $14.0 million in the second quarter upon the loss of significant influence over MMB;

15
Baja Mining Corp. MD&A Quarter ended June 30, 2013

  Share of results in associate: income of $5.9 million ($nil in 6M 2012) – the Company recognized its proportionate share of MMB income in 6M 2013 up until April 30, 2013, the date at which it is estimated the Company lost significant influence over MMB. MMB’s income during 6M 2013 for the period up to the date of the loss of significant influence is substantially attributable to a fair value adjustment gain on MMB’s zero cost collar copper hedge contracts;

  Fair value gain / loss related to derivative instruments: $nil (gain of $31.0 million in 6M 2012) – the Company recognized fair value adjustments on its derivative contracts as follows:

o	$nil on its purchase put option related to the Company’s equity cost overrun facility, which was a gain of $8.6 million in 6M 2012;
o

As the Company no longer consolidates MMB, during the quarter it did not recognize any fair value adjustments relating to MMB’s: (i) zero cost collar copper hedge contracts ($2.7 million gain in 6M 2012); (ii) mandatory prepayment derivative liability related to MMB’s Baja funding loan ($6.8 million gain in 6M 2012); or (iii) mandatory prepayment derivative liability related to MMB’s US EXIM loan terminated in November 2012 ($12.9 million gain in 6M 2012).

  Tax expense: $0.5 million tax expense ($1.2 million in 6M 2012) – the lower tax expense reflects the withholding tax liability incurred on interest to be received on the lower balance of MMB shareholder loans due to the Company, which is reset pro rata to changes in the Company’s ownership interest in MMB.

Review of quarterly results

The eight most recently completed quarters up to June 30, 2013:

	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,
	2011	2011	2012	2012	2012	2012	2013	2013
Total Revenues ($’000)	$-	$-	$-	$-	$-	$-	$-	$-
Income (loss) for the period attributable to common shareholders of the Company ($’000)	$60,177	$(10,087)	$(21,344)	$(100,946)	$(149,212)	$1,229	$(17,589)	$(10,724)
Basic income (loss) per share for the period	$0.18	$(0.03)	$(0.06)	$(0.30)	$(0.44)	$-	$(0.05)	$(0.03)
Diluted income (loss) per share for the period	$0.18	$(0.03)	$(0.06)	$(0.30)	$(0.44)	$-	$(0.05)	$(0.03)

(1)

The Company’s financial results presented above have been prepared in accordance with IFRS. The Company’s presentation currency is USD. The functional currency of Baja Mining Corp. is the Canadian dollar, the functional currency of Baja International, S.à r.l. and Boleo International, S.à r.l and MMB is the US dollar, while the functional currency of MMB’s subsidiaries Desarrollos y Servicios Costeros, S.A. de C.V. and Servicios y Desarrollos Meseta Central, S.A. de C.V. is the Mexican Peso. MMB was deconsolidated on August 27, 2012.

The fluctuations in income (loss) attributable to shareholders of the Company is primarily impacted by foreign exchange fluctuations between the Canadian and US dollars, with the largest impact attributable to Baja’s (Canadian functional currency) US dollar based investment in the Project, and prior to Q4 2012 the mark-to-market fair value adjustments on MMB’s and the Company’s derivative instruments. The fluctuation of foreign exchange rates and other market factors, such as copper prices and interest rates impact the magnitude of the fluctuation from quarter to quarter.

Prior to the change in control of MMB in Q3 2012, the operating costs of the Company were predominantly related to Baja, as the majority of MMB costs were capitalized as the Company continued development of the

16
Baja Mining Corp. MD&A Quarter ended June 30, 2013

Project. For the period subsequent to August 27, 2012, the date of deconsolidation of MMB, through to the loss of significant influence on April 30, 2013, any operating income or losses of MMB are accounted for using the equity method. Subsequent to April 30, 2013, the Company’s investment in MMB is carried as a loan receivable (see “Investment in Associate and Loan Receivable”).

The Q2 and Q3 2012 losses, respectively, were primarily driven by the an impairment loss of $188.1 million relating to the Boleo cost overrun and a loss of $115.8 million recognized on the deconsolidation of MMB, following completion of the Phase I interim financing and the related dilution in the Company’s interest in MMB from 70% to 49%. The income in Q4 2012 reflects the Company’s 49% share of MMB’s income for the quarter, which was attributable to a fair value gain on its zero cost collar copper hedge contracts. The losses in Q1 and Q2 2013 reflect the loss on dilution of interest in associate.

Liquidity and capital resources

MMB’s mineral exploration activities have provided the Company with no source of income, and a history of losses, working capital deficiencies and deficit positions. However, given the nature of the business, the results of operations as reflected in income and losses (and earnings and losses per share) do not provide meaningful interpretation of the Company’s non-financial performance and valuation.

As of August 27, 2012, the Company no longer consolidates the operating results of MMB in the Company’s Statements of Operations and Statements of Cash Flows, and the Balance Sheet line items as at June 30, 2013 and December 31, 2012 exclude the assets and liabilities of MMB.

The Company’s combined cash and cash equivalents and short-term deposits as at June 30, 2013, totaled $3.4 million (December 31, 2012 - $6.6 million). All of the funds are highly liquid and are available immediately. The Company has a working capital deficit position of $3.6 million as at June 30, 2013 (December 31, 2012 – deficit of $0.1 million). This increased deficit is attributable to cash utilized in operations during the period.

In addition, at June 30, 2013, the Company held $1.2 million in restricted cash (December 31, 2012 - $1.3 million). The restricted cash as at June 30, 2013, and December 31, 2012, was held in trust originally set aside in 2012 to cover any obligations for employee benefits. Subsequent to June 30, 2012, $1.2 million in funds were released from restricted cash and transferred to unrestricted cash.

During the six-month period ended June 30, 2013, the Company utilized $3.3 million of cash in operations (2012 - $10.9 million). This was measured after taking into account adjustments for non-cash items such as fair value loss on derivative contracts of $nil (2012 - gain of $31.0 million), unrealized foreign exchange gain of $1.3 million (2012 - gain of $0.6 million), loss on dilution of interest in associate: $31.6 million (2012 - $nil), the share of associate income of $5.9 million (2012 - $nil) and the income tax provision of $0.5 million (2012 - $1.2 million).

The Company did not complete any equity financings during the six-month period ended June 30, 2013 (2012 -$nil) nor received any cash proceeds (2012 - $1.0 million) through the exercise of stock options and share purchase warrants.

The Company incurred cash expenditures on construction deposits and property, plant and equipment of $nil (2012 - $214.3 million), had an increase in value-added tax recoverable of $nil (2012 - $15.3 million), redeemed short term deposits of $1.0 million (2012 - $30.2 million) and utilized $nil (2012 - utilized $22.6 million) of its restricted cash on the Project. The absence of expenditures during the period reflects that the Company no longer consolidates the results of MMB following the loss of control on August 27, 2012.

In the six-month period ended June 30, 2012, prior to the Event of Default and loss of control in MMB on August 27, 2012, the Company received total proceeds from senior debt facilities of $180.0 million.

As at June 30, 2013, and as of the date of this MD&A, MMB remains in an Event of Default. Should MMB remain in an Event of Default and be unable to negotiate an extension to the latest standstill agreement that expired in May 2013, as a result of this (or any other arising) default, the Remaining 2010 Project Finance Lenders may exercise any combination of available remedies, including accelerated payment demand of the debt

17
Baja Mining Corp. MD&A Quarter ended June 30, 2013

facilities. Under the terms of the current senior lending facilities completion guarantee, the Company is liable as a guarantor for its proportionate obligation (70%) of the senior borrowings and any amounts required under the economic completion guarantee. See “MMB debt guarantees”.

The Company has recorded a receivable from MMB for $1.7 million in respect of the cumulative margin on services provided to MMB since 2009 pursuant to a services agreement, which was terminated by MMB during Q1 2013. The Company has recorded this amount owing as a current receivable on the basis that the agreement has been terminated and management believes that the amount is contractually owing. However, the timing of settlement is currently under discussion with MMB.

Commitments, contingencies and contractual obligations

As at June 30, 2013, the Company had the following undiscounted contractual obligations:

Contractual Obligations	Payments due by period (USD ‘000s)
	Total	Less than 1 year	2-3 years	4-5 years	More than 5
					years
Accounts payable	$1,119	$1,119	$nil	$nil	$nil
Operating lease obligations [1]	$145	$51	$94	$nil	$nil
Subordinated debt[2]	$10,000	$10,000	$nil	$nil	$nil
Total	$11,264	$11,170	$94	$nil	$nil

1	The Company has an office lease for its corporate head office expiring in April 2016, committing the Company to an average monthly lease payment of $5 (Cdn$5).
2

The Company has a refundable deposit liability of $10 million from the sale of 30% of the Company’s interest in MMB to the Consortium in 2008. This deposit is refundable to the Consortium should a decision be made by MMB not to produce manganese from the Project by the economic completion date of the project. Alternatively, additional consideration may be paid to the Company by the Consortium of $13 million upon a positive decision related to the production of manganese. Following the loss of control of MMB, the Company lost its right to direct the manganese developments, and therefore the liability is recorded as a current liability at face value.

In 2012, the Company entered into a lease assignment for offices no longer used by the Company. In order to induce the landlord to approve the assignment, the Company provided an indemnity agreement to the landlord. The Company will remain liable during the balance of the lease term in the event the assignee does not fulfil its obligation to the landlord. The lease expires September 30, 2020.

The future aggregate minimum lease payments by the assignee to the landlord covered by this indemnity agreement are as follows:

	(USD ‘000	s)
Not later than one year	607
Later than one year and not later than five years	2,498
Later than five years	1,454

	4,559

No amount has been accrued for this indemnity as of June 30, 2013, as management has assessed that it is not probable that the Company will be required to cover any amounts under the indemnity.

The Company does not have any other material off-balance sheet arrangements, including guarantee contracts, contingent interests in assets transferred to an entity or other derivative instruments obligations not already described herein.

During the quarter ended June 30, 2012, Louis Dreyfus filed a Request for Arbitration with the London Court of International Arbitration, seeking a declaration that the Louis Dreyfus cost overrun facility is terminated. This was followed by litigation commenced by Louis Dreyfus in the Supreme Court of British Columbia. During the

18
Baja Mining Corp. MD&A Quarter ended June 30, 2013

quarter ended September 30, 2012, the Company applied to stay the Supreme Court proceedings and stay was granted. In addition, following the Company’s announcement of the forecast Project cost overruns on April 23, 2012, the Company has become subject to a number of legal proceedings and litigation, including a class action lawsuit initiated by a shareholder seeking among other relief, damages in the amount of Cdn$250 million. See “Legal proceedings” for further details on legal proceedings and litigation.

MMB debt guarantees

Under the terms of the Company’s current senior lending facilities completion guarantee, the Company is liable as guarantor for 70% of MMB’s borrowings under the 2010 Project Financing. In addition, the Company has provided an overall economic completion guarantee but shall not be required to contribute more than 70% of any such amounts required. As at June 30, 2013, there is $232.4 million drawn (including accrued interest) by MMB under the 2010 Project Financing.

In addition, under the terms of the 2010 Project Financing, the Company has provided a proportionate guarantee (70%) in respect of MMB’s zero cost collar copper hedging contracts. During June 2013, the commercial banks closed out the majority of the hedge position resulting in a receivable to MMB of $1.2 million (which was received by MMB in July 2013). At June 30, 2013 only 24.3 million lbs of copper remained hedged (fair value -$0.3 million) and this was closed out for $nil on July 5, 2013.

The terms of the Consortium Financing state that Baja will seek to reduce its guarantee to reflect its proportionate equity interest in MMB when financing documents are renegotiated as part of an overall financing solution.

Transactions with related parties

The Company entered into the following related party transactions with directors or officers of the Company or companies with directors or officers in common:

	Six months ended
		June 30,
(USD ‘000s)	2013	2012

Director fees - administration	144	265
Management fees - administration	210	1,033
Management fees – exploration and evaluation	23	-
Management fees – property plant and equipment	-	221

	377	1,519

Transactions with MMB

The Company recognized $0.1 million of general and administrative expense recoveries from its associate. MMB ceased being an associate and a related party to the Company when the Company lost significant influence over MMB in the second quarter of 2013 (see “Investment in Associate and Loans Receivable”). At June 30, 2013, $1.7 million is included in other receivables (December 31, 2012 - $1.7 million).

Share capital information

The Company did not grant any stock options subsequent to the balance sheet date. There had been no change to the Company’s issued and outstanding share capital as at the date of this MD&A, with the Company having an unlimited amount of common shares authorized for issuance, with 340,213,025 issued and outstanding.

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Baja Mining Corp. MD&A Quarter ended June 30, 2013

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to permit timely decisions regarding public disclosure. Management, including the CEO and CFO of the Company conducted an evaluation of the effectiveness of the design and operations of the disclosure controls and procedures as required under U.S. Securities and Exchange Commission and Canadian Securities Administration regulations, as at December 31, 2012.

As a result of the material weakness identified during the assessment of internal control over financial reporting, as described below in “Management’s responsibility for internal controls over financial reporting”, management has also concluded that its disclosure controls and procedures were not effective as at December 31, 2012.

Management has concluded, and the audit committee has agreed, that taking into account the unusual and non-recurring nature of the circumstances exposing the material weakness, and given the reorganization of the Company’s present operations, the Company does not have sufficient size and scale, or the necessity, to warrant the hiring of additional staff to address the weakness at this time. Should such unusual, one-off circumstances or transaction occur in the future, management would consider the need to retain appropriate external expertise.

Management’s responsibility for internal controls over financial reporting

The CEO and CFO of the Company acknowledge that they are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Based upon the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework, management, including the CEO and CFO, has evaluated the effectiveness of the Company’s internal controls over financial reporting. Based on that assessment, management concluded that, as at December 31, 2012, the Company’s internal control over financial reporting was not effective due to the existence of a material weakness. A material weakness existed in the design of internal control over financial reporting, evidenced by significant adjustments being made to the financial statements which were not identified in the financial close process. The adjustments are attributable to the unusual and complex circumstances and events relating to the change in control in MMB. The circumstances and events giving rise to the change of control required the application of significant judgement in applying the principles of IFRS to uncertain future events. The CFO is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports. In this particular instance, this weakness has the potential to result in material misstatements in the Company’s financial statements, and should also be considered a material weakness in its disclosure controls and procedures.

Management has concluded, and the audit committee has agreed, that taking into account the unusual and non-recurring nature of the circumstances exposing the material weakness, and given the reorganization of the Company’s present operations, the Company does not have sufficient size and scale, or the necessity, to warrant the hiring of additional staff to address the weakness at this time. Should such unusual, one-off circumstances or transactions occur in the future, management would consider the need to retain appropriate external expertise.

We confirm there were no significant changes in internal control over financial reporting or in disclosure controls and procedures during the interim period ended June 30, 2013 that have materially affected, or are reasonably likely to affect, the Company’s internal control over financial reporting or its disclosure controls and procedures.

The internal controls over financial reporting were designed to ensure that testing and reliance could be achieved. Management and the Board of Directors work to mitigate the risk of a material misstatement in financial reporting; however, there can be no assurance that this risk can be reduced to less than a remote likelihood of a material misstatement.

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Baja Mining Corp. MD&A Quarter ended June 30, 2013